UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION

(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description

1	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated November 3, 2017

Item 1.  English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated November 3, 2017

City of Buenos Aires, November 3, 2017

To

Comisión Nacional de Valores

Re.: LOMA NEGRA C.I.A.S.A. – Relevant facts.

We hereby refer to the prospectus for the offering dated October 12, 2017 (the “Prospectus”), to the subscription notice dated October 12, 2017 (the “Subscription Notice”), to the notice of results dated October 31, 2017 (the “Results Notice”) and to supplemental notices dated November 1, 2017 and November 2, 2017 (the “Supplemental Results Notice”, and together with the Subscription Notice and the Results Notice, the “Notices”) published in the Daily Bulletin of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA) on behalf of Buenos Aires Stocks and Markets (Bolsas y Mercados de Buenos Aires) (BYMA), and that are available in the Financial Information Area (Autopista de Información Financiera) (AIF) of Comisión Nacional de Valores (CNV) and in the website of Loma Negra Compañía Industrial Argentina S.A. (the “Company”) (http://www.lomanegra.com.ar) regarding to the public offering by the Company of certain ordinary, book entry shares of ARS 0.10 nominal value each, granting right to one vote per share of the Company (the “Ordinary Shares”) for up to a total of 30,000,000 Ordinary Shares to be issued pursuant to the Capital Increase (the “New Shares”), carried out through the Local Underwriter in Argentina (the “Local Offer”), and through the International Underwriters, represented by American Depositary Shares (ADSs) in the United States and other countries except in Argentina (the “International Offer”, and together with the Local Offer, the “Global Offer”). All words in capital letters not defined herein shall have the meaning ascribed to them in the Prospectus and/or in the Notices, as the case may be.

In connection with the above mentioned, it is informed that International Underwriters have exercised the Purchase Offer of International Underwriters for a total of 37,650,000 Additional Shares Offered, represented by a total of 7,530,000 ADSs, granted by the Selling Shareholder pursuant to the provisions of the Prospectus, which was liquidated on the date hereof.

Regards,

Marcos Isabelino Gradin

Market Relationship Responsible Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 7, 2017	By:	/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer